FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on the Agreement reached with BellSouth	21

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 9th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors

Consolidation of leadership in Latin America



March 8, 2004

Safe harbour

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

Index

- Latin America: a region with an outstanding growth potential
- Strategic fit of the transaction
- Key terms
- Back-up

The wireless industry in Latin America continues to show robust growth prospects


Total wireless customers (MM)
118
>180
2003E
2008E


Total wireless revenues (US$Bn)
19
35
2003E
2008E

- Low wireless penetration in a 500+ million inhabitants area
- Healthy wireless growth
- Growth in the wireless industry is outpacing that of other consumer industries
- Improving competitive environment
- Opportunity to enhance EBITDA margins due to further market consolidation
- Strong potential for increased FCF generation

Sources: Ovum, Pyramid

TEM knows how to exploit growth opportunities

TEM's managed customers in Latin America (MM)[1]


9.0
11.9
21.4
30.3
2000
2001
2002
2003

TEM's net adds in Latin America in 2003 (000)[2]


129
896
1,380
3,456
1Q03
2Q03
3Q03
4Q03

[1] 2003 figures includes the acquisition of TCO.

[2] Includes TCO since January 1st. Managed net adds.

A "natural" strategic move for TEM

Leadership & consolidation in Chile, Argentina & Peru

- Consolidation enhances markets fundamentals & brings compelling benefits for end-customers while benefits operations in Uruguay

\+

Acquiring critical mass operations in large markets

- # 1 in Venezuela
- # 2 in Colombia & Ecuador

\+

Consolidating operations in Central America

- 27% share in the region
- Enhanced competitive position in Guatemala & entry as #1 players in Panama & Nicaragua

- **Enhancement of TEM's diversified growth profile:**
  - **Entry in 6 new countries with an addressable market of >85MM pops**
- **Important savings in relation to new-entrant approach**
- **Economies of scale & benefits from synergies**

We are consolidating our leadership across the region

**TEM's assets:
30.3 MM customers**


Mexico
#2
Guatemala
#4
El Salvador
#2
Peru
#1
Chile
#2
Argentina
#2

\+

**Bell South's assets:
10.5 MM customers**


Guatemala
#3
Panama
#1
Venezuela
#1
Nicaragua
#1
Colombia
#2
Ecuador
#2
Peru
#2
Uruguay
#2
Chile
#3
Argentina
#3

40.8 MM managed customers representing 35% of the total Latin American market

While reinforcing regional & local scale


Mexico: #2
Guatemala: #3
Panama: #1
El Salvador: #2
Venezuela: #1
Nicaragua: #1
Colombia: #2
Brazil: #1
Ecuador: #2
Uruguay: #2
Peru: #1
Argentina:#1
Chile: #1

Strengthen competitive positions in key markets & entry in relevant markets as #1 or #2

Combined portfolio at a glance

Country	Pop's (Millions)	Wireless Penetration	Subs (000's)	Market Share	Market Position
Chile	15.4	49%	3,571	48%	#1
Argentina	36.9	21%	3,311	42%	#1
Peru	27.3	11%	2,149	74%	#1
Uruguay	2.1	23%	146	30%	#2
Venezuela	24.0	31%	3,307	45%	#1
Colombia	40.3	15%	1,915	32%	#2
Ecuador	13.2	18%	816	35%	#2
Panama	2.8	27%	420	55%	#1
Guatemala	11.5	16%	409	22%	#3
El Salvador	6.6	13%	248	25%	#2
Nicaragua	2.9	11%	229	69%	#1
Brazil[1]	130.1	35%	20,656	56%	#1
Mexico	103.9	30%	3,454	11%	#2
Puerto Rico	3.9	34%	175	12%	#4
	421.0		40,804		

2003 figures

[1] Average market share in areas of operations

Telefónica Móviles is the best positioned player to capture the significant growth potential of the region

- Single wireless player operating in all key markets
- Significant economies of scale
- Market knowledge & local management expertise
- Proven track record of successfully integrating companies
- Leading innovator in the region & technological leadership
- Financial strength & positive OpCF generation in most markets
- Limited capex needs in most operations

We are acquiring growing & profitable operations

2003 (MMUS$)	Customers (000)		Revenues	EBITDA
	Margin			
Chile	1,301	215	48	22%
Argentina	1,487	315	101	32%
Peru	642	146	33	23%
Uruguay	146	29	8	29%
Venezuela	3,307	894	356	40%
Colombia	1,915	374	127	34%
Ecuador	816	293	91	31%
Panama	420	129	74	57%
Guatemala	252	60	15	24%
Nicaragua	229	46	15	33%
TOTAL	**10,515**	**2,501**	**867**	**35%**

Source: BS. Audited figures. 100% of properties

Favourable conditions & attractive valuation

Comparable multiples

EV/EBITDA references 2003


Nextel Int'l[1]
11.0x
AMX[1]
9.6x
Transaction
6.7x

+ **Opex & capex synergies >US$1Bn**

- **Acquisition of 10 assets in 10 countries in a single transaction**

[1] Source: MSDW; 27/02/04

[2] Assuming the acquisition of a 100% of the assets.

Transaction key terms & financing

Assets	• Acquisition of 100% of BellSouth's properties in Latin America[1] • Available to buy out all minorities stakes in equal terms
Price & payment consideration	• Total enterprise value (100% equity + net debt): US$5,850MM; €4,731MM • All Cash
Approvals Needed	• Transaction subject to satisfactory regulatory & governmental approvals where required • Transaction expected to close in 2004
Financing	• Debt and internal cash-flow generation • TEF & TEM will maintain strong credit metrics

[1] Subject to minorities rights in certain assets
Exchange rate €/US$: 1.2365.

Outstanding potential to increase revenues along with operating & capex efficiency

Revenue synergies

- Market rationalization in Chile, Argentina, Peru & Guatemala

Opex synergies

- Network opex (energy, rentals...), G&A, branding & advertising, handsets purchases, reduced time to market, transfer of P&S, best practices, integrated management of Central American operations

Capex synergies

- Network rationalization (phase-out). Common procurement & scale economies

Achievable Opex & capex synergies >US$1Bn[1]

(do not include any revenue synergies)

[1] NPV 2003.

Value enhancing transaction from year 1

- **Even considering initial costs from integration of operations in year 1, derived from customer migration & capex needs to increase TEM's network capacity in Argentina & Chile**

- **And assuming constant exchange rates and debt financing in Euros, the transaction would be EPS & CFPS accretive from year 1 (final financing will be a combination of local currency, dollar & euro debt)**

+

Enhancement of TEM's future growth platform

Assuming the consolidation of 100% of the assets from January 1st, 2004

Telefónica Móviles, S.A.

Reinforcing TEM's position within the wireless industry

62.5MM managed customers

40.8 MM in Latin America


Ecuador 1%
Others Latam: 3%
Morocco 3%
Colombia 3%
Peru 3%
Venezuela 5%
Argentina 5%
Chile 6%
Mexico 6%
Spain 31%
Brazil 33%

A clear leading company

Market share in Spanish & Portuguese speaking markets


TEM* 40%
AMX 32%
PT* 20%
TI-TIM 8%

Worldwide ranking


China Mobile
Vodafone
China Unicom
TEM+BSLA 62.5 MM
T-Mobile
Orange
NTT DoComo
Cingular+ AT&T Wireless

Source: 2003 data. Companies' press releases and analysts reports.
* Includes VIVO's customer base.

2003 figures, assuming acquisition of 100% of all BSLA's assets.

Telefónica Móviles

Summary

- Consolidates leadership position in Latin America
- Enlarges local scale in major countries (Argentina, Chile & Peru)
- Expands footprint in a high growth region
- Enhances market fundamentals due to the reduction in the number of players
- Substantial benefits from economies of scale and synergies through integration with existing operations in the region, leading to compelling benefits for end-customers
- Strengthens TEM's diversified growth profile
- EPS & CFPS accretive from year 1 assuming constant exchange rates and Euro denominated financing
- Manageable execution risk & proven management track record

Back-up

Country	BSLA stake[1]	Other shareholders	Technology	Competitors
Chile	100%	-	TDMA-CDMA	TEM, TIM, Smartcom
Argentina	86.7%	BGHI:13.3%	CDMA	TEM, CTI-AMX, T.Personal, Nextel
Peru	97.4%	Free-float: 2.6%	TDMA-CDMA	TEM, TIM & Nextel
Uruguay	46.0%	Motorola:32% Curtiembre:11% Leminconx: 11%	CDMA	Ancel (State)
Venezuela	78.2%	G.Cisneros: 21.8%	CDMA	CANTV, TIM & Infonet (regional)
Colombia	77.6%	G. Bavaria: 22.4%	TDMA-CDMA	AMX & Ola (new entrant)
Ecuador	89.4%	Latininvestment: 10.6%	TDMA-CDMA	AMX
Panama	43.7%	Multiholding: 56.3%	TDMA-CDMA	Cable & Wireless
Guatemala	60.0%	Multiholding: 40.0%	CDMA	TEM, AMX, Milicom
Nicaragua	89.0%	Lacayo Brothers: 11.0%	TDMA-CDMA	AMX, Teleglobo

[1] Economic stake

Telefónica

Móviles